Exhibit 99.(k)(3)

ORGANIZATIONAL AND OFFERING EXPENSES REIMBURSEMENT AGREEMENT

AGREEMENT made this [    ] day of [      ], 2012, by and between STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND, a Massachusetts business trust (the “Fund”), and STONE HARBOR INVESTMENT PARTNERS LP, a Delaware limited partnership (the “Adviser”).

WHEREAS, the Fund and the Adviser have separately entered into a Management Contract dated [      ], 2012 (the “Management Contract”).

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.                                       The Adviser agrees to pay all of the Fund’s organizational expenses.  The Adviser also agrees to pay, if the initial public offering occurs, the amount by which the Fund’s offering costs of the initial offering of common shares of beneficial interest of the Fund (“shares”) exceed $0.05 per share.  The expenses for which the Fund is being reimbursed pursuant to this Agreement do not include (x) management fees payable by the Fund pursuant to the terms of the Management Contract and (y) any sales load or underwriting discount paid by shareholders, but do include any reimbursement of expenses incurred by the Fund’s underwriters in connection with the initial public offering.

2.                                       This Agreement may be terminated only by the vote of (a) the Board of Trustees of the Fund, including the vote of the members of the Board who are not “interested persons” of the Fund within the meaning of the Investment Company Act of 1940, as amended, and (b) a majority of the outstanding voting securities of the Fund.

3.                                       If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

4.                                       This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

5.                                       The Fund’s Agreement and Declaration of Trust, including any amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts.  This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

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IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year first above written.

STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND

By:
Name:	Peter J. Wilby
Title:	President and Chief Executive Officer

STONE HARBOR INVESMENT PARTNERS LP

By:
Name:	James J. Dooley
Title:	Chief Financial Officer

Signature page to Organizational and Offering Expenses Reimbursement